                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  __________

                                  SCHEDULE 13G
                                (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                             (Amendment No. )/1/


                            Telefonica Del Peru SAA
             ----------------------------------------------------
                                (Name of Issuer)

                         American Depositary Receipts
             ----------------------------------------------------
                         (Title of Class of Securities)

                                   879384105
             ----------------------------------------------------
                                 (CUSIP Number)

                               February 3, 2000
             ----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [_] Rule 13d-1(d)


_____________________
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                ---------------------
 CUSIP NO.  879384105                13G                 Page 2 of 4 Pages
-----------------------                                ---------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          President and Fellows of Harvard College

------------------------------------------------------------------------------
                                                                (a)       [_]
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (b)       [_]

------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
     NUMBER OF
      SHARES                133,339,000 shares
                   -----------------------------------------------------------
   BENEFICIALLY      6.   SHARED VOTING POWER
     OWNED BY               --
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER
    REPORTING               133,339,000 shares
      PERSON       -----------------------------------------------------------
       WITH          8.   SHARED DISPOSITIVE POWER
                            --
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               133,339,000 shares#
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                     [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               10.4%
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
               EP
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 #BASED ON EACH AMERICAN DEPOSITARY RECEIPT REPRESENTING 10 SHARES OF COMMON
                              STOCK OF THE ISSUER

                                 SCHEDULE 13G
                                 ------------

Item 1(a) Name of Issuer:
                    Telefonica Del Peru SAA

     1(b) Address of Issuer's Principal Executive Offices:
                    Avenida Arequida 1155
                    Santa Beatriz
                    Lima Peru R5

Item 2(a) Name of Person Filing:
                    President and Fellows of Harvard College

     2(b) Address of Principal Business Office or, if none, Residence:
                c/o Harvard Management Company, Inc.
                    600 Atlantic Avenue
                    Boston, MA 02210

     2(c) Citizenship:
                    Massachusetts

     2(d) Title of Class of Securities:
                    American Depositary Receipts

     2(e) CUSIP Number
                    879384105

Item 3. The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.   Ownership:

     4(a) Amount beneficially owned:
                    133,339,000 shares

     4(b) Percent of class:
                    10.4%

     4(c) Number of shares as to which the person has:

          (i) sole power to vote or to direct the vote:
                    133,339,000 shares

                               Page 3 of 4 Pages

          (ii)  shared power to vote or to direct the vote:

                                   --------

          (iii) sole power to dispose or to direct the disposition of:
                    133,339,000 shares

          (iv)  shared power to dispose or to direct the disposition of:

                                   --------

Item 5.   Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
                    Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    Not Applicable.

Item 8.   Identification and Classification of Members of the Group:
                    Not Applicable.

Item 9.   Notice of Dissolution of a Group:
                    Not Applicable.

Item 10.  Certification

          By signing below the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        PRESIDENT AND FELLOWS OF HARVARD
                                        COLLEGE

                                        By: /s/ Stephen T. McSweeney
                                           ---------------------------------
                                           Name: Stephen T. McSweeney
                                           Title: Authorized Signatory

June 16, 2000

                               Page 4 of 4 Pages